Exhibit 99.1

ABN 82 010 975 612

2806 Ipswich Road Darra
Queensland 4076 Australia
Telephone: + 61 7 3273 9133
Facsimile: + 61 7 3375 1168
www.progen-pharma.com

Market Announcements Office

Australian Securities Exchange

20 Bridge Street

Sydney, NSW 2000

29 May 2013

Dear Sir / Madam

Form 604 — Notice of change of interest of substantial holder

The Board of Directors of Progen Pharmaceuticals Ltd (ASX: PGL, OTC: PGLA) (“Company”) hereby lodges a Form 604 on behalf of its substantial shareholders. The change of interest is due to the substantial shareholders’ participation in the share placement announced to market on 27 May 2013.

Please find attached the Form 604.

Best regards,

Blair Lucas

Company Secretary

ENDS

About Progen Pharmaceuticals Ltd

Progen Pharmaceuticals Limited is a biotechnology company committed to the discovery, development and commercialization of small molecule pharmaceuticals primarily for the treatment of cancer.  Progen has built a focus and strength in anti-cancer drug discovery and development.  www.progen-pharma.com

For more information:

Blair Lucas

Company Secretary

+61 7 3273 9133

+61 403 358 638

This release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by, amongst others, the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88,  PG545, and other drugs, future capital needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.

Form 604  Corporations Act 2001 Section 617B Notice of change of interests of substantial holder To Company Name/Scheme Progen Pharmaceuticals Limited ACN/ARSN 010975612 1. Details of substantial holder(1) Name SEE ANNEXURE ‘A’ ATTACHED TO THIS FORM ACN/ARSN (if applicable) There was a change in the interest of the substantial holder on 27/05/2013  The previous notice was given to the company on 24/05/2013 The previous notice was dated 24/05/2013 2. Previous and present voting power The total number of votes attached to all the voting shares in the company or voting interest in the scheme that the substantial holder or an associate(2) had a relevant interest(3) in when last required, and when now required, to give a substantial holding notice to the company or scheme are as follows: Class of securities(4) Previous notice Present notice Person’s votes Voting power(5) Person’s votes Voting power(5) SEE ANNEXURE ‘A’ 9,962,964 19.61% 10,892,964 19.70% 3. Change in relevant interests Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:  Date of change Person whose relevant interest changed Nature of change(5) Consideration given in relation to change(7) Class and number of securities affected Person’s votes affected ANNEXURE ‘B’ 4. Present relevant interests Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:  Holder of relevant interest Registered ho Person entitled to be registered as holder(8) Nature of relevant interest(6) Class and number of securities Person’s votes ANNEXURE ‘A’

5. Changes in association The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows: Name and ACN/ARSN (if applicable) Nature of association N/A N/A 6. Addresses The addresses of person named in this form are as follows: Name Address SEE ANNEXURE ‘C’ Signature print name stanley Chang Capacity Chairman sign here Date 28/05/13 DIRECTIONS (1) if there are a number of substantial holder with similar or related relevant interest (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they mat be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is dearly set out in paragraph 6 of the form. (2) See the definition of “associate” in section 9 of the Corporations Act 2001. (3) See the definition of “relevant interest” in sections 608 and 671B(7) of the Corporations Act 2001. (4) The voting shares of a company constitute one class unless divided into separate class. (5) The person’s votes divided by the total votes in the body corporate or scheme multiplied by 100. (6) Include details of: (a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details If any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and (b) any qualification of the power of a person exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies). See the definition of “relevant agreement” in section 9 of the Corporations Act 2001. (7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, becom’e entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired. (8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write “unknown”. (9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

MEDIGEN BIOTECHNOLOGY CORP. ANNEXURES TO FORM 604 PROGEN PHARMACEUTICALS LIMITED ANNEXURE A: Holder of Relevant Interest Person entitled to be Registered as Holder Nature of relevant Interest Class and Number of Shares Medigen Biotechnology Corp. TBG Inc., Medigen Biotechnology Corp. TBG Inc., Medigen Biotechnology Corp. has the power to control the exercise of the right to vote attached to the shares, and the power to exercise control over the disposal of shares as Responsible Entity of Medigen Biotechnology Corp. (4,192,964 Ordinary Shares) and TBG Inc., (6,700,000 Ordinary Shares) Medigen Biotechnology Corp. has a relevant interest in the said shares as it wholly owns TBG., 10,892,964 Ordinary 6,700,000 Oridanry ANNEXURE B Person whose relevant interest changed: Medigen Biotechnology Corp. TBG Inc., Date of Change (dd/mm/yyyy) Nature of Change Numbers of Ordinary Shares Affected Consideration Given in Relation to Change (AUD) Cumulative, Numbers of Ordinary Shares Opening 9,692,964 27/05/2013 PARTICIPATION IN PRIVATE PLACEMENT BY TBG INC. 1,200,000 252,000.00 10,892,964 Balance held as at 27th May 2013 10,892, 964 % held as at 27% May 2013* 19.70 *Based on issued shares capital of 55,285,315 Ordinary Shares ANNEXURE C: Name Address Medigen Biotechnology Corp.14F, Building F, No.3, Yuancyu St., Nankang District, Taipei City 115, Taiwan TBG Inc. 14F, Building F, No.3, Yuancyu St., Nankang District, Taipei City 115, Taiwan